July 27, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW.

Washington, DC 20549-0306

Attention: Larry Spirgel, Assistant Director

Re:	Boston Communications Group, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005

Form 10-Q for the quarterly period ended March 31, 2005
Filed May 10, 2005
File No. 0-28432

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated June 28, 2005 regarding the above referenced filing. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K for the Year Ended December 31, 2004

11. Segment Reporting and Discontinued Operations, page 56

1.	Staff Comment. We note your response to our prior comment 3. Considering that you have reporting units with clearly identifiable goodwill, we object to your utilization of an enterprise-wide approach for impairment tests of goodwill as you disclosed on page 26. Refer to paragraphs 30 and 31 of SFAS 142. Revise to comply with the impairment testing procedures for each of your reporting units as addressed by paragraphs 19-21.

Company Response. We note the Staff’s comment and advise the Staff that we reperformed an impairment test of goodwill on a separate reporting unit basis for those reporting units which have goodwill as of December 31, 2004 and 2003, and determined that such goodwill was not impaired for either period.

Boston Communications Group, Inc. • 55 Middlesex Turnpike • Bedford, MA 01730 • Tel: 781.904-5000 • Fax: 781.904-5602 • www.bcgi.net

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kathryn Jacobson

Page 2

The Company will modify its future filings to indicate that our impairment test of goodwill has been performed on a reporting unit basis.

Form 10-Q for the Quarterly Period Ended March 31, 2005

2. Summary of Significant Accounting Policies, page 7

Impairment of Long-lived Assets, page 10

2.	Staff Comment. We note your statement that goodwill is tested for impairment “by comparing the carrying amount of goodwill to the estimated future undiscounted cash flows of the lowest level of related assets.” Refer to paragraph 19 of SFAS 142 and revise to state, if true, that goodwill is tested for impairment by comparing the “fair value of a reporting unit with its carrying amount, including goodwill.”

Company Response. The Company will modify its future filings to state that goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Our anticipated disclosure for future filings regarding impairment of long-lived assets in future filings, including the changes compared to the text in our March 31, 2005 Form 10-Q, is as follows:

“The Company accounts for goodwill in accordance with FAS 142 “Goodwill and Other Intangible Assets.” Under FAS 142, goodwill is not amortized but is subject to annual impairment tests. The Company evaluates goodwill for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in amount equal to that excess.”

3.	Staff Comment. Additionally we note your statement that if a review indicates that goodwill is not recoverable, “the carrying amount would be reduced to fair value based on a discounted cash flow analysis taking into consideration the time value of money and investment risk factors.” Refer to paragraph 20 of SFAS 142. Revise to clarify, if true, that if the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Kathryn Jacobson

Page 3

Company Response. The Company will modify its future filings to state that if the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. See the anticipated disclosure in the Company Response to Staff Comment #2 above.

Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Kyle Moffatt of the Commission’s staff.

Very truly yours,

Boston Communications Group, Inc.

By:	/s/ Karen A. Walker
Karen A. Walker, Chief Financial Officer

Cc:	Kyle Moffatt